
07004055

SEC... ...MISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
152
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, 10th Floor
(No. and Street)

New York, NY (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning (212) 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street (Address) New York (City) N.Y. (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AS 3/15

AS 3/17

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public


M A. REGEN
State of New York
No. 02RE4877887
in Queens County
Expires Nov. 3, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
162
SECTION

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

RegenBenzMacKenzie



RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Stratton Capital Management, Ltd. as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C

New York, New York
February 26, 2007

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 169,685
Accounts Receivable	426,478
Prepaid Insurance	1,157
Prepaid Taxes	1,763
Prepaid Expenses - Other	6,146
Furniture and Fixtures at Cost, less accumulated depreciation of $365	4,750
Organization Costs, less accumulated amortization of $21,670	-
TOTAL ASSETS	$ 609,979

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 88,913
Stockholder's Equity	
Capital Stock	10
Paid-in Capital	75,199
Retained Earnings	445,857
Total Stockholder's Equity	521,066
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 609,979

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	739,020
Interest and Dividends	4,596
Total Revenues	743,616
Expenses:	
Officer Salary	195,000
Office Salaries	172,561
Payroll Taxes	20,283
Office Rent and Utilities	160,730
Pension Expense	56,203
Office Expense	39,894
Telephone and Communications	17,720
Consulting	13,702
Bank Service Charges	133
Dues, Licenses and Fees	14,819
Professional Fees	39,365
Insurance	29,700
Travel and Entertainment	131,818
Charitable Contributions	3,546
Depreciation and Amortization	3,617
Total Expenses	899,091
Net Loss for the Year Ended December 31, 2006	$ (155,475)

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 10	$ 75,199	$ 601,332	$ 676,541
Net Loss - Year Ended December 31, 2006	-	-	(155,475)	(155,475)
Balance, December 31, 2006	$ 10	$ 75,199	$ 445,857	$ 521,066

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net Loss	$ (155,475)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation and Amortization	3,617
Increase in Accounts Receivable	(114,193)
Increase in Prepaid Insurance	(908)
Decrease in Prepaid Taxes	7,269
Increase in Prepaid Expenses-Other	(5,996)
Decrease in Accounts Payable and Accrued Expenses	(1,589)
Decrease in Payroll Taxes Payable	(49,683)
Total Adjustments	(161,483)
Net Cash Used in Operating Activities	(316,958)
Cash Flows From Investing Activities:	
Purchase of Furniture	(5,115)
Net Decrease in Cash	(322,073)
Cash and Cash Equivalents-January 1, 2006	491,758
Cash and Cash Equivalents- December 31, 2006	$ 169,685
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
Income Taxes	$ -

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Stratton Capital Management, Ltd.("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

Stratton was organized to sell private placements and related programs to qualified investors.

Stratton Capital Management does not maintain any *customer* accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Stratton uses the accrual method of accounting.

Cash and Cash Equivalents

Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

Only $100,000 of cash held at Bank of New York is FDIC insured. The balance of $69,685 is not insured.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Organizational Costs

Organizational costs are being amortized over 60 months using the straight-line method.

Furniture and Fixtures

Furniture and fixtures are stated at cost and depreciation is provided on a straight-line basis using an estimated useful live of seven years

NOTE 3 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2006, was as follows:

Common Stock, par value $.01 per share, authorized 1,000 shares; issued 1,000 shares.

NOTE 4 - INCOME TAXES

The company elected "S" status for Federal and New York State tax purposes. Accordingly , the income of the company is reported on the stockholder's personal income tax return. New York City does not recognize "S" Corporations, therefore the company is liable for New York City General Corporation Tax.

NOTE 5 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Stratton has a number of financial instruments, including cash. Stratton estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Stratton using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that Stratton could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 6 - NET CAPITAL REQUIREMENTS

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, Stratton had net capital of $80,772, which was $74,845 in excess of its required net capital of $5,927. Stratton's net capital ratio was 1.10 to 1.

SCHEDULE I
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL	
Total Assets	$ 609,979
Less: Total Liabilities	88,913
Net Worth	521,066
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	426,478
Prepaid Insurance	1,157
Prepaid Taxes	1,763
Prepaid Expenses -Other	6,146
Furniture and Fixtures (net of depreciation)	4,750
Total deductions and/or charges	440,294
Net Capital	$ 80,772
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts Payable and Accrued Expenses	$ 88,913
Computation of basic Net Capital requirement	
Minimum Net Capital required	$ 5,927
Excess Net Capital	$ 74,845
Excess Net Capital at 1,000 percent	$ 71,881
Ratio: Aggregate indebtedness to Net Capital	1.10 to 1
Ratio: Aggregate indebtedness Debt to Debt Equity	-

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 105,182
Audit Adjustment to Record Additional Liabilities	(24,410)
Net Capital Per Above	$ 80,772

SCHEDULE II
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
STRATTON CAPITAL MANAGEMENT, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE IV
STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31,2006

As Stratton Capital Management, Ltd. does not carry customer accounts, this schedule is not applicable.



RegenBenzMacKenzie

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of contol activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

The Board of Directors
Stratton Capital Management, Ltd.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 26, 2007

END